FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	NCG Banco Chooses BlackBerry Enterprise Service 10 to Manage BYOD Environment	2

Document 1

  NEWS RELEASE
October 30, 2013

FOR IMMEDIATE RELEASE

NCG Banco Chooses BlackBerry Enterprise Service 10 to Manage BYOD Environment

MADRID, SPAIN – BlackBerry(R) (NASDAQ:BBRY)(TSX:BB) today announced that NCG Banco, one of Spain's leading banks, has chosen BlackBerry(R) Enterprise Service 10 as the company's single Enterprise Mobility Management (EMM) solution.

Mobile technology is rapidly evolving and the need to support multiple operating systems and personal devices on corporate networks is increasingly common in today's workplace. NCG has chosen BlackBerry Enterprise Service 10 to manage its mixed environment of mobile devices because it provides a high level of control, security and the flexibility required by the organization.

"The capabilities and ease-of-use of BlackBerry Enterprise Service 10 will allow us to effectively apply our new mobile strategy, which includes more personalized management, improved efficiency and reduction of costs. The BlackBerry solution provides the necessary flexibility that an IT department needs to support a mobile environment," said Jose Manuel Valino Blanco, Assistant General Manager of Systems at NCG Banco. "The integration of BlackBerry Enterprise Service 10 into NCG Banco's IT infrastructure was completed in a record time of two months, thanks to the quality and experience of BlackBerry partner ISEC7."

"BlackBerry is embracing the 'bring your own device' movement as more organizations, such as NCG Banco, are opening their environments to multiple mobile device platforms," said Antonio Reyes, Country Managing Director for Spain at BlackBerry. "By extending the BlackBerry enterprise solution's proven security to other devices, we've adapted to industry demands and, to date, more than 25,000 BlackBerry Enterprise Service 10 commercial and test servers have been installed globally."

BlackBerry Enterprise Service 10 builds on more than a decade of enterprise mobility management expertise, and according to an enterprise mobility market study by J. Gold Associates, the BlackBerry enterprise solution remains the most strategic mobile device management solution for enterprises today. BlackBerry Enterprise Service 10 offers enterprise mobility management, mobile application management and secure mobile connectivity, and delivers a cost-efficient and reliable solution for business customers and government agencies.
NCG Banco now plans to carry out additional projects with BlackBerry in the short and medium term. These include the implementation of Secure Work Space for iOS(R) and Android(TM). Secure Work Space leverages the same trusted behind-the-firewall connection available for BlackBerry smartphones and extends BlackBerry security capabilities for data-at-rest and data-in-transit to iOS and Android devices. The Secure Work Space container is managed through BlackBerry Enterprise Service 10, making it easy and convenient to manage all devices from its single console.

About NCG Banco
NCG Banco is a bank based in Galicia with its main presence in north east Spain, where it's the leader in both market share and number of offices. The bank's first-class technological infrastructure, also in Galicia, controls its entire branch network, cash machines and all other banking processes.

About BlackBerry
A global leader in wireless innovation, BlackBerry(R) revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ:BBRY) and the Toronto Stock Exchange (TSX:BB). For more information, visit www.blackberry.com.

Media Contact:
Astrit Fernandez
Corporate Communications BlackBerry
aofernandez@blackberry.com

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	October 30, 2013	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO